EXHIBIT 3
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NEWS RELEASE

FEBRUARY 18, 2003


ARC ENERGY TRUST CONFIRMS MARCH 17, 2003 CASH DISTRIBUTION AMOUNT
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CALGARY, FEBRUARY 18, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
confirms that the cash distribution to be paid on March 17, 2003 in respect of February production, for unitholders of record on February 28, 2003 will be $0.15 per trust unit. The ex-distribution date is February 26, 2003.

As at February 17, 2003, the Trust's trailing twelve-month cash distributions total CAD $1.56 per trust unit, providing a trailing twelve-month cash on cash yield of approximately 13.6%.

ARC's 2002 tax information is now available. For cash distributions received by a Canadian resident, outside of a registered pension or retirement plan in the 2002 taxation year, 68 per cent of the distribution payments are taxable with the remaining 32 per cent being tax deferred. Total distributions paid from January 15, 2002 through to December 16, 2002 were $1.58 per trust unit. For a more detailed breakdown, please visit our website at WWW.ARCRESOURCES.COM.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $1.8 billion. The Trust currently has an interest in oil and gas production of over 42,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9